FOR IMMEDIATE RELEASE

Contact:	Brent M. Giles
President and Chief Executive Officer
(816) 781-4822

LIBERTY BANCORP, INC. ANNOUNCES ODD-LOT TENDER OFFER

October 13, 2009, Liberty, Missouri — Liberty Bancorp, Inc. (Nasdaq: LBCP) (the “Company”) announced today that it will commence an “odd-lot” tender offer to purchase all shares of its common stock held by persons owning 99 shares or fewer of the Company’s common stock as of the close of business on September 22, 2009.  The Company is offering to purchase these shares of common stock at $15.00 per share in cash.  In addition to the $15.00 per share offering price, the Company is offering a $50.00 bonus for all properly executed tender offers received prior to November 20, 2009, the expiration date of the offering.

“Our principal purpose in making the offer is to reduce the number of Company shareholders,” stated Brent M. Giles, President and Chief Executive Officer of the Company.   “If after the completion of the odd-lot tender offer, we have fewer than 300 shareholders of record, we expect that our Board of Directors will elect to deregister the Company’s common stock with the U.S. Securities and Exchange Commission (the “SEC”), which would result in the Company becoming a private company.”

“Our Board has determined that SEC regulations and legislation, such as the Sarbanes-Oxley Act of 2002, are too burdensome on the Company’s financial and personnel resources,” continued Mr. Giles.  “We hope that by reducing the number of shareholders and, if eligible, deregistering with the SEC, the Company will substantially reduce the costs associated with complying with these regulations and reporting requirements. This will allow the Company’s management to focus on business activities, strategies, and opportunities for the Company, as well as the needs of its shareholders and customers.”

If the Company’s Board of Directors elects to deregister the Company’s common stock with the SEC, the Company’s common stock would no longer be eligible for trading on the Nasdaq Capital Market.  In such an event, the Company anticipates that its common stock may be quoted on the Pink Sheets Electronic Quotation System. However, the Company cannot predict whether or when this would occur or whether an active trading market would exist for its common stock after deregistration.

The odd-lot tender offer is not conditioned on the receipt of any minimum number of shares tendered.  The Company has reserved the right, in its sole discretion, to extend, amend or terminate the odd-lot tender offer subject to applicable law.

Shareholders and investors are urged to read the Company’s Schedule 13E-3 being filed today with the SEC in connection with this odd-lot tender offer, which includes the Offer to Purchase for Cash.  These materials contain important information including the various terms and conditions of the odd-lot tender offer.  Investors may obtain copies of the Company’s Schedule 13E-3 from the SEC at no charge by visiting the SEC’s website (www.sec.gov).

This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any shares of the Company’s common stock.  The odd-lot tender offer is being made solely pursuant to the Offer to Purchase for Cash and the accompanying documents being mailed to eligible shareholders on or about October 13, 2009.  The odd-lot tender offer will expire at 5:00 p.m., Eastern time, on Friday, November 20, 2009, unless otherwise extended or earlier terminated.  Eligible shareholders who would like to accept the odd-lot tender offer must tender all shares that they own.  Partial tenders will not be accepted.

Liberty Bancorp, Inc., through its subsidiary, BankLiberty (the “Bank”), offers banking and related financial services to both individual and commercial customers. The Bank is headquartered in Liberty, Missouri, with nine additional retail banking facilities in the Kansas City metropolitan area.

This press release contains statements that are forward-looking, as that term is defined by the Private Securities Litigation Act of 1995 or the Securities and Exchange Commission in its rules, regulations, and releases. The Bank and Company intend that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors including, but not limited to, real estate values and the impact of interest rates on financing. Accordingly, actual results may differ from those expressed in the forward-looking statements, and the making of such statements should not be regarded as a representation by the Bank or Company or any other person that results expressed therein will be achieved.